UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2023

Commission file number: 001-41482

JEFFS’ BRANDS LTD

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

July

CONTENTS

On July 6, 2023, Jeffs’ Brands Ltd (the “Company”) issued a press release titled “Jeffs’ Brands to Acquire 50.01% Interest in an AI marketing Business to Enhance Its Machine Learning Capabilities,” a copy of which is furnished as Exhibit 99.1 to this Form of Private Foreign Issuer on Form 6-K (this “Report”).

This Report, including its exhibits, is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-269119) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Jeffs’ Brands Ltd dated July 6, 2023, titled “Jeffs’ Brands to Acquire 50.01% Interest in an AI marketing Business to Enhance Its Machine Learning Capabilities.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: July 6, 2023	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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